AFL-CIO Housing Investment Trust
                          Highlights - 1st Quarter 2007

The AFL-CIO Housing Investment Trust (HIT or Trust) outperformed its benchmark, the Lehman Brothers Aggregate Bond Index (Index), in the first quarter of 2007 by 4 basis points and 14 basis points (bps) for the one year period ended March 31, on a net basis. The Trust also outperformed the Index for the 3-, 5-, and 10-year return periods ended March 31, 2007.

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                  Performance for periods ended March 31, 2007
             (Returns for periods exceeding one year are annualized)

                                 Quarter   1 Year    3 Year    5 Year    10 Year
                                 -------   ------    ------    ------    -------
HIT Total Net Rate of Return      1.54%     6.73%     3.42%     5.45%     6.64%
Lehman Aggregate Bond Index       1.50%     6.59%     3.31%     5.35%     6.46%

The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the Trust, when redeemed, may be worth more or less than their original cost. The Trust's current performance may be lower or higher than the performance quoted. Performance data current to the most recent month-end is available from the Trust's website at www.aflcio-hit.com.
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Positive  contributions to the HIT's  performance in the first quarter included:
Its ongoing yield advantage over the Index; its underweight on the long end of the yield curve (15-30 year) - the 15 and 30 year swap rates rose 4 and 8 basis points, respectively, while swap rates declined on the other points on the yield curve; its overweight to agency quality multifamily mortgage-backed securities
(MBS) versus A and AA rated credit bonds, which underperformed AAA and agency credit quality bonds; and, its overweight to shorter-duration single-family MBS, which outperformed the longer duration Fixed Rate MBS sectors of the Lehman Aggregate Bond Index in the 1st quarter. Negative contributions to the HIT's 1st quarter performance included: its overweight to spread-based investments (i.e., non-cash, non-U.S. Treasury assets) as swap spreads widened significantly - approximately 4 to 8 bps at benchmark maturities from 2 to 30 years - during the quarter. This could have been a significant source of underperformance had corporate bonds, which the HIT is does not invest in, not performed so poorly in the Index in March.

The Trust continued to manage the duration of the portfolio to be effectively neutral versus the Benchmark. To help mitigate the risk of spread widening, the Trust increased somewhat its allocation to cash and U.S. Treasuries ahead of the "flight-to quality" rally that gained momentum at the end of February. This allocation was again reduced as spreads recovered towards the end of March. The Trust anticipates maintaining its strategy of interest rate neutrality relative to its benchmark, which will help to minimize interest rate risk given the recent increases in uncertainty about the likely path of interest rates in the coming year. In addition, if the slowdown in the residential housing market continues throughout 2007, the Trust expects its ongoing strategy of underweighting the lower-quality sectors of the investment-grade fixed income market to continue to serve its investors well. The absence of any HIT investments in pools of sub-prime mortgage loans is also expected to contribute positively.

Investors should consider the Trust's investment objectives, risks, and charges and expenses carefully before investing. This and other information is contained in the Trust's prospectus. To obtain a prospectus, call the Trust at 202-331-8055 or visit www.aflcio-hit.com. The Lehman Brothers Aggregate Bond Index is an unmanaged index. It is not available for direct investment; its returns would be lower if they reflected the expenses associated with active management of an actual portfolio. This material represents HIT's assessment of the market environment at a specific point in time and should not be relied upon as research or investment advice.


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